UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)
Liberator Medical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53012L108
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. Millennium Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D"), amends and restates Amendment No. 13 to Schedule 13D filed by the Reporting Persons (as defined in Item 2, below) on December 10, 2015 ("Amendment No. 13 to Schedule 13D"), relating to their beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Liberator Medical Holdings, Inc., a Nevada corporation (the "Issuer"). On January 21, 2016, the Issuer completed its previously announced merger (the "Merger") with Freedom MergerSub, Inc. ("MergerSub"), a wholly-owned subsidiary of C. R. Bard, Inc. ("Parent"), pursuant to the terms of the previously disclosed Agreement and Plan of Merger, dated as of November 19, 2015, by and among the Issuer, MergerSub and Parent. Upon completion of the Merger, each share of the Issuer’s Common Stock (other than shares of Common Stock held in the treasury of the Issuer or owned by Parent or MergerSub) was cancelled and converted into the right to receive $3.35 in cash, without interest or dividends and subject to applicable withholding taxes. Accordingly, as of the close of business on January 21, 2016, the Reporting Persons no longer beneficially owned any shares of the Issuer’s Common Stock.

Item 1.      Security and Issuer.

   The name of the Issuer is Liberator Medical Holdings, Inc. The address of the Issuer’s principal executive offices is 2979 SE Gran Park Way, Stuart, Florida 34997. This Final Amendment to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f). This Final Amendment to Schedule 13D is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management.

   Millennium Partners, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

   The business address for Millennium Partners and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)-(e)  During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

   As of the close of business on January 21, 2016, the Reporting Persons no longer beneficially owned any shares of the Issuer’s Common Stock.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Final Amendment to Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

   (a)-(b)  As of the close of business on January 21, 2016, the Reporting Persons no longer beneficially owned any shares of the Issuer’s Common Stock.

   (c)  Transactions in the Issuer’s Common Stock between December 10, 2015 and January 20, 2016: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected by the Reporting Persons subsequent to filing Amendment No. 13 to Schedule 13D (between December 10, 2015 and January 20, 2016). All such transactions in the Issuer’s Common Stock were effected by Millennium Partners in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Final Amendment to Schedule 13D.

   (e)  As of the close of business on January 21, 2016, the Reporting Persons no longer beneficially owned more than five percent of the Issuer’s Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ accounts to the extent permitted by debit balances in such accounts. Millennium Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by Millennium Partners’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of January 25, 2016, by and among Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Common Stock, par value $0.001 per share, of Liberator Medical Holdings, Inc., a Nevada corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 25, 2016

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock between December 10, 2015 and January 20, 2016:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
12/10/2015	(7,700)	3.33
12/11/2015	(7,800)	3.33
12/14/2015	(10,003)	3.33
1/13/2016	(9,800)	3.36
1/13/2016	(200)	3.3625
1/13/2016	(200)	3.365

Note: All of the above transactions in the Issuer’s Common Stock were effected by Millennium Partners in the open market.